EXHIBIT 21.1

The LGL Group, Inc. Subsidiaries

Subsidiary Name	State or Country of Organization	The LGL Group Investment
Precise Time and Frequency, LLC	Delaware	100.0%
P3 Logistic Solutions LLC	Delaware	100.0
Lynch Capital International, LLC	Delaware	100.0
LGL Systems Acquisition Holding Company, LLC	Delaware	34.8
Lynch Systems Acquisition Holding Company, LLC	Delaware	100.0
LGL Systems Nevada Management Partners LLC	Nevada	1.0